Construction at Invictus' AB Labs is Progressing on Schedule

VANCOUVER, June 6, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) announced today that construction of the Phase 2 expansion at AB Laboratories Inc. ("AB Labs") remains on-schedule. The retrofit is well underway with construction of the second-floor mezzanine to commence as early as next week. The Phase 2 facility, located adjacent to Phase 1, will add 40,000 square feet to the current operations and increase total cultivation space to 56,000 square feet. The 16,000 square foot Phase 1 facility continues to operate at full capacity and successfully completed its second transfer of 63 kg of dried cannabis to Canopy Growth Corporation's (TSX: WEED) Tweed's elite CraftGrow line, on April 9, 2018.

In addition, the building permit requirements for AB Ventures Inc. ("AB Ventures") are near completion and construction of the facility is expected to begin within the next 60 days. AB Ventures owns 100 acres of land near Hamilton, Ontario, to be used for future cannabis cultivation. In preparation for the build-out, the Company has provided $3 million in funds to AB Ventures. Upon payment of the full $5.5 million commitment to AB Ventures the Company will have a 33% ownership in AB Ventures.

Finally, the Company is pleased to announce that 100% owned Acreage Pharms Ltd. ("Acreage Pharms") is now accepting patients and processing orders for medical cannabis. Acreage Pharms received its sales license from Health Canada pursuant to the Access to Cannabis for Medical Purposes Regulations ("ACMPR"), effective May 18, 2018.

Invictus has also granted 1,275,000 incentive stock options to certain directors, officers, employees and consultants of the Company. The stock options vest immediately and are exercisable for a period of five years at an exercise price of $1.78, the closing market price on June 1, 2018. The stock options were granted pursuant to the Company's Stock Option Plan and are exercisable into one common share of the Company, subject to the terms and conditions of the Stock Option Plan.

About Invictus

Invictus owns and operates two cannabis production facilities, both with sales licenses, under the ACMPR in Canada, with the vision of producing a variety of high quality and low-cost cannabis products to the global market, as regulations permit. The Company's wholly owned subsidiary, Acreage Pharms Ltd. ("Acreage Pharms"), is located in West-Central Alberta. Invictus also owns 50% of AB Laboratories Inc. ("AB Labs") located in Hamilton, Ontario. AB Ventures Inc. ("AB Ventures") owns 100 acres of land near Hamilton, Ontario, to be used for future cannabis cultivation.. Recently, the Company announced that it has entered into a binding letter of intent for an option to acquire 100% of the outstanding shares of an applicant (the "OptionCo") under the ACMPR.

Combined, the licensed producers owned by Invictus expect to have approximately 332,000 square feet of cannabis production capacity by the end of 2018 and 822,000 square feet of cannabis production capacity by the end of 2019.

Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

Invictus owns 100% of Poda Technologies Ltd. ("Poda") and its related intellectual property, the world's first zero-cleaning vaporizer system. Poda's fully biodegradable pods are self-contained, and do not contaminate the vaporizer with odor, flavor or residue.

In addition to the above, the Company has an 82.5% investment in Future Harvest Development Ltd. ("Future Harvest") a high-quality Fertilizer and Nutrients manufacturer, based in Kelowna, British Columbia, that has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

Invictus' Canadian Production Footprint:

				Square Footage
Company	Phase	Province	Current	31-Dec-18	31-Dec-19
Acreage Pharms	1	Alberta	7,000	7,000	7,000
Acreage Pharms	2	Alberta	33,000	33,000	33,000
Acreage Pharms	3	Alberta		80,000	80,000
Acreage Pharms	4	Alberta			240,000
Total Acreage Pharms			40,000	120,000	360,000
AB Laboratories	1	Ontario	16,000	16,000	16,000
AB Laboratories	2	Ontario		40,000	40,000
Total AB Laboratories			16,000	56,000	56,000
AB Ventures	1	Ontario		21,000	21,000
AB Ventures	2	Ontario		80,000	80,000
Total AB Ventures			-	101,000	101,000
Option Co	1	British Columbia		55,000	55,000
Option Co	2	British Columbia	-		250,000
Total Option Co				55,000	305,000
Total Combined			56,000	332,000	822,000

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential acquisition of OptionCo, and the potential production capacity of OptionCo, AB Labs, AB Ventures and Acreage Pharms, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that the Company will be successful in exercising its option to acquire OptionCo including obtaining TSX Venture Exchange approval of the acquisition, that OptionCo and AB Labs will be successful in reaching their potential production capacity, OptionCo, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, OptionCo and AB Labs will reach full production capacity on the timeline anticipated by the Company, OptionCo will be granted its first and second licenses, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, and OptionCo and Acreage Pharms will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company,. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not complete the acquisition of OptionCo, OptionCo and AB Labs will not be successful in reaching its potential production capacity, OptionCo, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of OptionCo and AB Labs reaching full production capacity will be delayed, AB Labs will not be granted their secondary license, OptionCo will not be granted its first and second licenses and OptionCo and Acreage Pharms will not be granted its sales license under the ACMPR, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

View original content: http://www.newswire.ca/en/releases/archive/June2018/06/c4504.html

%SEDAR: 00035787E

CO: Invictus MD Strategies

CNW 09:10e 06-JUN-18